

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 E Hartford Dr. Suite 100
Scottsdale, AZ 85255

> **Re: Signing Day Sports, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 20, 2023**
> **File No. 333-271951**

Dear Daniel Nelson:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2023 letter.

Amendment to S-1 filed on September 20, 2023

Notes to the Consolidated Financial Statements
Note 4- Internally Developed Software, page F-11

1. We note your response to our prior comment 2. However, you did not tell us and disclose why January 1, 2023 is the date you started to amortize capitalized costs. For all periods presented tell us what cost were capitalized and what costs were not capitalized. Tell us how you determined the capitalized costs were ready for their intended use on January 1, 2023. Your response should be detailed providing a thorough analysis and referring to your basis in accounting literature.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at 202-551-3887, or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua